[LETTERHEAD]

September 13, 2011

Mark P. Shuman
Branch Chief-Legal
U.S. Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Bulk Storage Software, Inc. (the Company)
Amendment No 1 to Form S-1 Registration Statement
File Number: 333-168328

Dear Mr. Shuman;

This is in response to your August 16, 2011 correspondence to the Company. My firm has been asked to respond on behalf of the Company.

Please be advised that the Company intends to amend and file its registration statement to comply with the applicable requirements of the Securities Act of 1933, as amended (the “Act”), the rules and regulations under the Act, and the requirements of the Form S-1.

At the present time, we were informed that the Company is in the process of updating and  finalizing its financial statements. The Company has indicated in a conversation with the Staff that it intends to file the amended registration statement on or about September 22, 2011, which the Staff indicated was acceptable.

If you have any additional questions, do not hesitate to contact the undersigned. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner